Teva and Active Biotech Announce Completion of Patient Enrollment in Laquinimod Phase III
CONCERTO Trial

Jerusalem & Lund, Sweden – June 25, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and Active Biotech (NASDAQ Stockholm: ACTI) today announced that the patient enrollment for the pivotal Phase III CONCERTO trial has been finalized, as well as a planned sample size re-assessment analysis of the study. CONCERTO, the third Phase III trial of laquinimod in patients with relapsing-remitting multiple sclerosis (RRMS), is designed to evaluate the safety and efficacy of laquinimod (0.6mg or 1.2mg/day) with a primary endpoint of time to Confirmed Disability Progression (CDP), as measured by the Expanded Disability Status Scale (EDSS).

The sample size reassessment was included as part of the protocol to confirm that the original assumptions are in line with the study and that the sample size is adequate. Based on recent agreement with FDA, under a Special Protocol Assessment (SPA) agreement, study completion will occur when either 260 events are reached or all patients complete 24 months of study treatment (whichever occurs first). CONCERTO study results are expected to be available toward mid-2017. Regulatory submission will follow study completion.

“We are committed to realizing the full potential of laquinimod. The molecule has a unique mechanism for future treatment of MS and other neurodegenerative diseases by working directly in the Central Nervous System, showing promise to prevent brain atrophy and slow disability progression in these patients,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva.

Laquinimod is also being tested in Phase II trials for the treatment of subjects with primary progressive MS and Huntington disease; two diseases for which no approved disease modifying therapies are available. For further details on the Phase III CONCERTO study, please visit https://clinicaltrials.gov/ct2/show/NCT01707992.

About Laquinimod

Laquinimod is a once-daily oral, investigational, CNS-active immunomodulator with a novel mechanism of action being developed for the treatment of relapsing-remitting MS (RRMS), progressive MS and Huntington’s disease. The global, Phase III, clinical development program evaluating laquinimod in MS includes two completed pivotal studies, ALLEGRO and BRAVO (both 0.6mg/day). A third Phase III trial, CONCERTO, is currently ongoing and evaluating two doses of laquinimod (0.6mg and 1.2mg/day) in 2,199 patients for up to 24 months. The primary outcome measure is time to three-month confirmed-disability progression as measured by the Expanded Disability Status Scale (EDSS).

In the ALLEGRO and BRAVO trials, adverse reactions observed included headache, abdominal pain, back and neck pain, appendicitis, and mild, asymptomatic laboratory abnormalities, including liver enzyme elevations, hematological changes and elevation of CRP or fibrinogen levels.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About Active Biotech

Active Biotech AB (publ) (NASDAQ Stockholm: ACTI) is a biotechnology company with focus on neurodegenerative/inflammatory diseases and cancer. Laquinimod, an orally administered small molecule with unique immunomodulatory properties, is in pivotal phase III development for the treatment of relapsing remitting multiple sclerosis. Also, laquinimod is in phase II development for the treatment of primary progressive multiple sclerosis and Huntington’s disease. Furthermore, commercial activities are ongoing for the projects ISI, ANYARA and paquinimod. Please visit www.activebiotech.com for more information.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Active Biotech’s Safe Harbor Statement in Accordance with the Swedish Securities Market Act

This press release contains certain forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company, or industry results, to differ materially from any future results, performance or achievement implied by the forward-looking statements. The company does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this press release.

Active Biotech is obligated to publish the information contained in this press release in accordance with the Swedish Securities Market Act and/or the Financial Instruments Trading Act. This information was provided to the media for publication at 2:00 p.m. CEST on 06-25, 2015.

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